IN MEDIA CORPORATION
4920 El Camino Real, Suite 100
Los Altos, CA 94022


September 13, 2011

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.W.
Division of Corporate Finance
Washington, D.C. 20549

     Re: In Media Corporation
         Form 10-K for the Fiscal Year Ended December 31, 2110
         Filed March 31, 2011
         File number: 333-146263

Dear Sir,

We attach our responses to your fourth comments on our Form 10-K for the year ended December 31, 2010 as delivered by fax letter on September 6, 2011. Our responses are numbered to match the comment number listed in that fax letter. Subject to your acceptance of our responses we will file an amended Form 10-K where indicated incorporating the disclosures discussed in these responses which will also be included in our future filings.

1. GENERAL

We have noted your response and acknowledge the following (and will include the language in our response letters):

The Company hereby acknowledges:

     * The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

     * Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

     * The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2. PRODUCTS, PAGE 4

We confirm that we will add the following note and include the text as s separate Exhibit when we file an amended Form 10-K . "As of December 31, 2010, the Company entered into a formal written agreement documenting the terms of an oral agreement between the Company and Numerity Corporation, a related party. This agreement provided that for no charge, Numerity would extend the terms on the outstanding indebtedness due to Numerity to create a revolving and interest-free debt, due for payment one year and one day after receipt of a formal written payment request by Numerity for all or a part of the debt. This Agreement was filed as an exhibit to the Company's Form 10-Q filed in August 2011."

FINANCIAL STATEMENTS - SIGNIFICANT ACCOUNTING POLICIES

3. CONVERTIBLE DEBT INSTRUMENTS, PAGE 26

As discussed in our teleconference dated September 2, 201, we have changed our position on convertible debt instruments in the light of subsequent events that were unforeseen at December 31, 2010. As a result we have calculated the fair value of the debt component of the notes and will make adjustments to restate our December 31, 2010 Financial Statements in respect of previously reported debt, additional paid-in capital, amortization expenses, and accumulated deficit.

4. CONTROLS AND PROCEDURES, PAGE 30

We have noted your comment. The reason for our upgrade in assessment of internal controls and reporting between the Form 10-K filed as of December 31, 2009, and 2010, was due to the engagement in February 2010 of Mr Westbrook, a qualified accountant with prior public company experience, as our Chief Financial Officer. When our Chief Executive Officer and Chief Financial Officer evaluated our disclosure, control and procedures as of the end of December 31, 2010 as covered by our report on Form 10-K we were able to conclude that our internal control over financial reporting was effective and that the previously mentioned material weaknesses did not exist as December 31, 2010. We will disclose the modification in the amended Form 10-K for December 31, 2010.

5. CAUTIONARY STATEMENTS - 10Q FOR QUARTER ENDED JUNE 30, 2011

We will revise the Form 10-Q filed for the Quarter ended June 30, 2011 and ensure that the notes and disclosures therein are conformed for consistency with the Amended Form 10-K.

6. EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES - - 10Q FOR QUARTER ENDED JUNE 30, 2011

We will revise the Form 10-Q filed for the Quarter ended June 30, 2011 and ensure that the notes and disclosures therein are conformed for consistency with the Amended Form 10-K.

7. GENERAL - 10Q FOR QUARTER ENDED JUNE 30, 2011

We will revise the Form 10-Q filed for the Quarter ended June 30, 2011 and ensure that the Certifications are included as Exhibits. .

The Company hereby acknowledges:

     * The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

     * Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

     * The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance and patience in assisting us to improve our Form 10K as of December 31, 2010.

Sincerely,


/s/ Nitin Karnik
-------------------------------------
Nitin Karnik, Chief Executive Officer